                                                                     EXHIBIT 1.1

LUSCAR ENERGY PARTNERSHIP
LUSCAR COAL LTD.



REPORT FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2002

HIGHLIGHTS

     o    2002 coal shipments were 36 million tonnes

     o    Luscar transfers metallurgical coal assets to Fording Coal Partnership

     o Luscar to operate Fording thermal coal assets acquired by Sherritt and Teachers'.

     o    Mine-mouth thermal coal operations continued strong stable results in
          2002

     o    LEP cash balances increase to $74 million

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of financial results of LEP and LCL for the quarter and year ended December 31, 2002 should be read in conjunction with our consolidated financial statements and related notes contained in this report, which have been prepared in accordance with Canadian generally accepted accounting principles. The annual results in these financial statements have been extracted from our audited financial statements, which will be filed on Form 20-F with the United States Securities and Exchange Commission (SEC). The quarterly information provided herein is unaudited. All amounts are in Canadian dollars unless otherwise stated and sales volumes are in metric units.

LEP is a general partnership formed on February 20, 2001 between Sherritt International Corporation ("Sherritt") and Ontario Teachers' Pension Plan Board ("Teachers'").

SALE OF METALLURGICAL COAL ASSETS

On February 19, 2003, Fording Inc. shareholders voted in favor of a plan of arrangement under which Fording Inc. was converted into the Fording Canadian Coal Trust ("Fording Trust"), which holds 65% of Fording Coal Partnership. Effective February 28, 2003, LCL transferred its 50% interest in Line Creek mine for 2.98 million Fording Trust units. At the same time, LEP made a distribution to its partners of $22 million comprised of $15 million in cash and certain metallurgical coal assets valued at $7 million, including all of LCL's interests in the Luscar mine, the undeveloped Cheviot deposit and Neptune Bulk Terminals (Canada) Ltd. Sherritt and Teachers' transferred these metallurgical coal assets for 0.22 million Fording Trust units. LCL has retained certain reclamation and pension obligations related to the metallurgical coal assets, which are subject to determination by independent third parties. On an ongoing basis, Fording Coal Partnership will own and operate the metallurgical coal assets previously held by each of LCL, Consol Energy, Fording and Teck Cominco creating the world's second largest exporter of high-quality metallurgical coal. Through our ownership of Fording Trust units, we expect to benefit from the operational and marketing synergy expected from the consolidation of these metallurgical coal operations.

Concurrently, Sherritt and Teachers' acquired all of Fording's thermal coal operations and assets, which include 50% of the Genesee mine, the Highvale contract, certain royalty interests, and extensive holdings of undeveloped thermal coal properties in western Canada. During 2002, the Genesee mine supplied 3.6 million tonnes of thermal coal under its long-term contract with the adjacent Genesee power station, where a third generating unit is currently under construction. The Highvale contract, which Luscar and its predecessors held from 1970 until 2002, has been expanded to include the nearby Whitewood mine. During 2002, the combined operations at Highvale and Whitewood supplied
15.5 million tonnes of thermal coal to the Sundance, Keephills and Wabamun generating stations. The acquired royalty interests relate primarily to mining operations at Paintearth, Sheerness, Genesee, Highvale and Whitewood mines, all of which are now operated by Luscar, along with royalty interests in certain potash mining operations in Saskatchewan. Most of the thermal coal properties are held in fee simple and include over 8 billion tonnes of coal reserves and resources, most of which are located in Alberta, and lesser quantities of other minerals and resources.

Currently, we operate and manage these thermal coal operations and assets on behalf of Sherritt and Teachers', who acquired these assets from Fording. Sherritt and Teachers' are currently considering whether these assets should be held through LEP or Sherritt Coal Partnership II and will announce their decision in the coming months.

As a result of the transfer of our metallurgical coal assets to Fording Coal Partnership, substantially all of our continuing operations will consist of thermal coal sales to domestic customers, principally to mine-mouth power generators in western Canada. In 2002, 89% of our operating margin was derived from our continuing operations. Accordingly, we will no longer provide separate information on our export operations. Instead, we are providing separate information for the metallurgical coal operations transferred to Fording Coal Partnership and for our continuing thermal coal operations. This information, which we are providing on a quarterly basis for both 2001 and 2002, will enable readers to better understand our business going forward. Prior period information has been restated to conform to this basis of presentation.

REVIEW OF LUSCAR ENERGY PARTNERSHIP RESULTS

LEP recorded net earnings of $21.6 million during the fourth quarter, including a non-cash foreign currency translation gain of $2.4 million on LCL's US$275 million senior notes, which reflected a stronger Canadian dollar. LEP's net earnings for the quarter were $38.1 million higher than the third quarter and $18.1 million higher than the fourth quarter of last year. LEP's fourth quarter results also reflected a $10.1 million legal settlement related to the coal conveyor at Line Creek mine and reductions in provisions for future income taxes.

LEP acquired control of Luscar Coal Income Fund (LCIF) and its subsidiary, LCL on May 11, 2001. Since LEP had no operations prior to May 11, 2001, the consolidated statements of earnings and cash flows for year ended December 31, 2002 include comparative figures only for the period from May 12 to December 31, 2001. To provide a meaningful review of this year's results, this interim report includes financial information for LCL, which provides full comparative information for 2001.

The following is a summary of LEP's operating margin and earnings before interest, taxes, depreciation and amortization (EBITDA) on a quarterly basis since LCL was acquired on May 11, 2001:


                                                                                  FOR THE THREE MONTHS ENDED              FOR THE
                                                                         ---------------------------------------------   YEAR ENDED
                                                                          MAR 31,     JUN 30,     SEP 30,    DEC 31,       DEC 31,
                                                                           2002        2002        2002       2002         2002
                                                                         ---------   ---------   ---------   ---------   ---------
(in thousands of Canadian dollars)

REVENUE ..............................................................   $ 151,713   $ 146,884   $ 159,804   $ 138,713   $ 597,114
Cost of sales ........................................................     112,451     118,484     129,104     108,977     469,016
                                                                         ---------   ---------   ---------   ---------   ---------
OPERATING MARGIN .....................................................      39,262      28,400      30,700      29,736     128,098
Selling, general and administrative expenses .........................       4,115       3,406       2,977       4,011      14,509
Other income .........................................................      (2,239)       (675)       (436)     (6,426)     (9,776)
                                                                         ---------   ---------   ---------   ---------   ---------
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION .......   $  37,386   $  25,669   $  28,159   $  32,151   $ 123,365
                                                                         =========   =========   =========   =========   =========

NET EARNINGS (LOSS) ..................................................   $  11,780   $  15,466   $ (16,596)  $  21,550   $  32,200
                                                                         =========   =========   =========   =========   =========








                                                                        PERIOD FROM   FOR THE THREE MONTHS ENDED    PERIOD FROM
                                                                         MAY 11 TO    --------------------------     MAY 11 TO
                                                                           JUN 30,       SEP 30,      DEC 31,         DEC 31,
                                                                            2001          2001         2001            2001
                                                                         ---------    -----------    -----------    -----------
(in thousands of Canadian dollars)

REVENUE ..............................................................   $  87,732      $ 160,623    $ 160,544       $ 408,899
Cost of sales ........................................................      67,630        121,985      117,823         307,438
                                                                         ---------      ---------    ---------       ---------
OPERATING MARGIN .....................................................      20,102         38,638       42,721         101,461
Selling, general and administrative expenses .........................       2,394          3,886        1,997           8,277
Other income .........................................................        (418)        (1,232)        (322)         (1,972)
                                                                         ---------      ---------    ---------       ---------
EARNINGS BEFORE INTEREST,  TAXES, DEPRECIATION AND AMORTIZATION ......   $  18,126      $  35,984    $  41,046       $  95,156
                                                                         =========      =========    =========       =========

NET EARNINGS .........................................................   $   1,901      $  16,866    $   3,483       $  22,250
                                                                         =========      =========    =========       =========

REVIEW OF LUSCAR COAL LTD. RESULTS AND OPERATIONS

LCL recorded a net loss of $38.1 million during the fourth quarter, which included a write-down of $42.8 million ($27.6 million after income taxes) of our Coal Valley and Obed Mountain mines, where sales were affected by oversupply in export thermal coal markets and lower demand from domestic customers supplied from these mines. LEP's net earnings do not reflect this write-down because LEP assigned lower values to these mines in the purchase price allocation when it acquired LCL in May 2001. The difference in accounting between LCL and LEP results because push-down accounting is not required under Canadian generally accepted accounting principles.

The following is a summary of LCL's operating margin and EBITDA on a quarterly basis for 2001 and 2002:



                                                                               FOR THE THREE MONTHS ENDED                 FOR THE
                                                                       -----------------------------------------------   YEAR ENDED
                                                                        MAR 31,     JUN 30,      SEP 30,      DEC 31,      DEC 31,
                                                                         2002        2002         2002         2002         2002
                                                                       ---------   ---------    ---------    ---------    ---------
(in thousands of Canadian dollars)

REVENUE ............................................................   $ 151,361   $ 146,519    $ 159,438    $ 138,315    $ 595,633
Cost of sales ......................................................     112,451     118,484      129,104      108,977      469,016
                                                                       ---------   ---------    ---------    ---------    ---------
OPERATING MARGIN ...................................................      38,910      28,035       30,334       29,338      126,617
Selling, general and administrative expenses .......................       3,977       2,973        2,887        3,782       13,619
Other income .......................................................      (2,239)       (675)        (436)        (720)      (4,070)
                                                                       ---------   ---------    ---------    ---------    ---------
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION .....   $  37,172   $  25,737    $  27,883    $  26,276    $ 117,068
                                                                       =========   =========    =========    =========    =========

NET (LOSS) EARNINGS ................................................   $  (1,096)  $   4,267    $ (19,014)   $ (38,067)   $ (53,910)
                                                                       =========   =========    =========    =========    =========



                                                                                FOR THE THREE MONTHS ENDED                 FOR THE
                                                                       -----------------------------------------------    YEAR ENDED
                                                                        MAR 31,     JUN 30,      SEP 30,      DEC 31,       DEC 31,
                                                                         2001        2001         2001         2001          2001
                                                                       ---------   ---------    ---------    ---------    ---------
(in thousands of Canadian dollars)



REVENUE ............................................................   $ 157,912   $ 159,914    $ 158,939    $ 158,769    $ 635,534
Cost of sales ......................................................     119,239     125,790      121,993      117,821      484,843
                                                                       ---------   ---------    ---------    ---------    ---------
OPERATING MARGIN ...................................................      38,673      34,124       36,946       40,948      150,691
Selling, general and administrative expenses .......................       4,256       2,247        3,532        4,503       14,538
Take-over response costs ...........................................          --       9,875           --           --        9,875
Other (income) expense .............................................        (827)        676       (1,192)        (317)      (1,660)
                                                                       ---------   ---------    ---------    ---------    ---------
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION .....   $  35,244   $  21,326    $  34,606    $  36,762    $ 127,938
                                                                       =========   =========    =========    =========    =========

Net earnings (loss) ................................................   $   4,727   $   2,502    $  (1,065)   $ (17,036)   $ (10,872)
                                                                       =========   =========    =========    =========    =========


LCL's EBITDA during the fourth quarter amounted to $26.3 million, compared with $27.9 million for the third quarter and $36.8 million for the same quarter last year. On an annual basis, EBITDA of $117.1 million was $10.8 million lower than in 2001, primarily due to lower operating margins at export mines. Operating margins at Obed Mountain and Coal Valley mines decreased due to lower prices and intense competition for tonnage in oversupplied export thermal coal markets. Lower metallurgical coal shipments and margins reflected winding down of operations at Luscar mine, where reserves will be depleted around the end of 2003. Our operating margins for the fourth quarter were $29.3 million compared with $30.3 million in the third quarter and $40.9 million in the fourth quarter last year, which included a lump sum revenue adjustment of $7.3 from the finalization of a coal supply agreement at Boundary Dam mine. Annually, our operating margins decreased from $150.7 million to $126.6 million due to export thermal market conditions and the scaling down of operations at Luscar mine. Our strong operating results from mine-mouth operations were comparable to 2001 results.

By transferring our metallurgical coal operations to Fording Coal Partnership and reducing production levels at our export thermal coal mines, a greater proportion of our operating margins will come from long-term coal supply agreements at our mine-mouth operations. Our mine-mouth operations contributed over 90% of our operating earnings in the fourth quarter of 2002. These operations have consistently maintained relatively stable operating results, delivering coal from highly efficient dragline mining operations to generating stations that comprise most of the base load for electricity generation in Alberta and Saskatchewan. Strong economic growth in Alberta, driven by development of the oil sands and other resources, in combination with rising natural gas prices, is reflected in several proposals for expansion of coal-fired power plants, including the third unit at Genesee, which is currently under construction.




                                                           FOR THE THREE MONTHS ENDED                FOR THE
                                                -------------------------------------------------   YEAR ENDED
                                                  MAR 31,      JUN 30,      SEP 30,     DEC 31,      DEC 31,
                                                   2002         2002         2002        2002         2002
                                                ----------   ----------   ----------   ----------   ----------

COAL SHIPMENTS (in thousands of tonnes)
   Mine mouth ...............................        4,323        3,635        3,997        4,128       16,083
   Contract mine ............................        3,160        3,352        3,039        3,153       12,704
   Other thermal ............................        1,114        1,136        1,247        1,270        4,767
                                                ----------   ----------   ----------   ----------   ----------
   THERMAL ..................................        8,597        8,123        8,283        8,551       33,554
   METALLURGICAL ............................          592          651          697          470        2,410
                                                ----------   ----------   ----------   ----------   ----------
                                                     9,189        8,774        8,980        9,021       35,964
                                                ==========   ==========   ==========   ==========   ==========






                                                          FOR THE THREE MONTHS ENDED                 FOR THE
                                                -------------------------------------------------   YEAR ENDED
                                                 MAR 31,     JUN 30,        SEP 30,     DEC 31,      DEC 31,
                                                  2001         2001          2001        2001         2001
                                                ----------   ----------   ----------   ----------   ----------

COAL SHIPMENTS (in thousands of tonnes)
   Mine mouth ...............................        4,036        3,860        4,182        4,119       16,197
   Contract mine ............................        3,264        3,087        2,840        2,984       12,175
   Other thermal ............................        1,377        1,384        1,270        1,288        5,319
                                                ----------   ----------   ----------   ----------   ----------
   THERMAL ..................................        8,677        8,331        8,292        8,391       33,691
   METALLURGICAL ............................          802          791          751          626        2,970
                                                ----------   ----------   ----------   ----------   ----------
                                                     9,479        9,122        9,043        9,017       36,661
                                                ==========   ==========   ==========   ==========   ==========


Mine-mouth coal shipments totaled 4.1 million tonnes in the fourth quarter, up over 3% from the third quarter and unchanged from the same quarter last year. On an annual basis, we shipped 16.1 million tonnes from our mine-mouth operations, only 0.1 million tonnes below last year's levels. During 2002, our coal shipments under the Highvale contract were 4% higher than last year. During the fourth quarter, we shipped higher volumes from Highvale than last quarter and the same quarter last year. Shipments from our other thermal coal operations were 11% lower than last year due to weak export market conditions, although our fourth quarter volumes were comparable to the prior quarter and the same quarter last year. Our metallurgical coal shipments decreased by 17% during 2002 as we reduced production volumes at Luscar mine where coal reserves are almost depleted.



                                                         FOR THE THREE MONTHS ENDED                  FOR THE
                                                -------------------------------------------------   YEAR ENDED
                                                  MAR 31,      JUN 30,      SEP 30,     DEC 31,       DEC 31,
                                                   2002         2002         2002        2002          2002
                                                ----------   ----------   ----------   ----------   ----------
(in Canadian dollars)
REALIZED PRICES
   Metallurgical ............................   $    65.59   $    61.06   $    65.19   $    63.88   $    63.92
   Thermal...................................   $    13.09   $    13.14   $    13.76   $    12.66   $    13.16
COST OF SALES
   Metallurgical ............................   $    56.49   $    55.44   $    60.78   $    60.44   $    58.22
   Thermal ..................................   $     9.19   $    10.14   $    10.47   $     9.42   $     9.80
OPERATING MARGIN
   Metallurgical ............................   $     9.10   $     5.62   $     4.41   $     3.44   $     5.70
   Thermal ..................................   $     3.90   $     3.00   $     3.29   $     3.24   $     3.36

CAPITAL EXPENDITURES
   Metallurgical ............................   $       56   $      296   $    1,084   $    1,299   $    2,735
   Thermal ..................................   $    9,586   $   10,621   $   12,035   $   16,058   $   48,300




                                                        FOR THE THREE MONTHS ENDED                   FOR THE
                                                -------------------------------------------------   YEAR ENDED
                                                  MAR 31,      JUN 30,      SEP 30,     DEC 31,       DEC 31,
                                                   2001         2001         2001        2001          2001
                                                ----------   ----------   ----------   ----------   ----------
(in Canadian dollars)

REALIZED PRICES
   Metallurgical ............................   $    56.57   $    60.32   $    61.61   $    65.75   $    60.78
   Thermal ..................................   $    12.97   $    13.47   $    13.59   $    14.02   $    13.51
COST OF SALES
   Metallurgical ............................   $    50.81   $    53.52   $    56.69   $    56.17   $    53.56
   Thermal ..................................   $     9.05   $    10.02   $     9.58   $     9.85   $     9.67
OPERATING MARGIN
   Metallurgical ............................   $     5.76   $     6.80   $     4.92   $     9.58   $     7.22
   Thermal ..................................   $     3.92   $     3.45   $     4.01   $     4.17   $     3.84

CAPITAL EXPENDITURES
   Metallurgical ............................   $    1,430   $    1,845   $    1,243   $      323   $    4,841
   Thermal ..................................   $    2,358   $    8,702   $    3,948   $    8,089   $   23,097



During the fourth quarter, our average realized prices for thermal coal sales were lower than the previous quarter and the same quarter last year. Our average thermal coal prices were also lower on an annual basis. The primary reasons for the decreases are changes in our sales mix (more contract mining shipments and fewer export thermal shipments) and lower export thermal coal pricing. Most of our mine-mouth operations, from which coal shipment volumes were relatively stable, have escalating prices under long-term coal supply agreements which, except for the one-time revenue adjustment from Boundary Dam mine in the last quarter of 2001, have not varied significantly from period to period. Going forward, these relatively stable mine mouth operations will comprise a much larger portion of our business. Our average metallurgical coal price decreased from the third quarter but was consistent with our average for the year and higher than average prices for 2001 despite pricing discounts required to obtain sales commitments for the remaining production from Luscar mine.

The average cost of sales at our thermal coal operations decreased during the fourth quarter because of less export shipments in the sales mix. In response to export market conditions, we initiated an intensive program of cost cutting and efficiency measures at Coal Valley and Obed Mountain mines, which included idling our higher cost truck and shovel mining equipment and maximizing production from our more efficient dragline equipment. Our cost of sales for the fourth quarter includes severance costs incurred at these mines for approximately 100 employees impacted by the changes in these operations. Cost of sales at our mine-mouth operations was comparable with prior periods. At our metallurgical coal operations, cost of sales decreased compared with the third quarter due to productivity improvement at Line Creek mine, where several overburden removal and coal production records were set during the fourth quarter. Our investment in removing the overburden, together with an intensive efficiency initiative, has resulted in a significant turnaround at this mine. Production costs at our Luscar mine were higher than during 2001 as we are now producing from higher cost pits added to extend the life of the mine to the end of 2003.

Our average thermal operating margins were slightly lower in the fourth quarter due to our sales mix and the severance costs at our export operations. Compared with 2001, our average thermal operating margins are lower for the fourth quarter and year due to the one-time revenue adjustment at Boundary Dam mine in 2001 and lower operating margins from the export operations this year. Our average metallurgical coal margins were lower compared with last year due to lower coal shipments and margins at Luscar mine.

Looking forward into 2003, we expect that sales volumes from our mine-mouth operations will be similar to 2002 levels, with slightly lower sales from Boundary Dam mine where our customer will be investing in a major upgrade to one of the primary generating units. As a result of drought conditions in 2002, there is a risk that low cooling reservoir levels at Battle River generating station may reduce coal deliveries from Paintearth mine this spring. We expect that the coal-fired power stations we supply in Alberta and Saskatchewan will continue to be an integral part of the base load in these provinces. Our sales volumes from Obed Mountain and Coal Valley mines will be reduced by approximately 1.0 million tonnes as a result of idling the truck and shovel production equipment. Further production cutbacks may be necessary depending upon export thermal coal market conditions. Bienfait mine recently entered into a one-year contract to continue supplying most of the coal required by Ontario Power Generation's power plants at Atikokan and Thunder Bay, at increased prices compared with 2002. Shipments of metallurgical coal ceased on February 28, 2003 with the transfer of our metallurgical coal assets to Fording Coal

Partnership. We also expect sales of our char products to remain strong during 2003, having exceeded our annual production capacity during 2002.

On May 18, 2003 we are scheduled to receive a lump sum payment equal to the difference between the principal amount of the $45 million promissory note and the related sinking fund, which amounted to $22.9 million as at December 31, 2002. This amount, which will be accounted for as other income under the related coal supply agreement, will be applied to make full repayment of the promissory note. After this promissory note has been repaid, revenues under the Boundary Dam coal supply agreement will decrease by approximately $5.7 million per annum, offsetting the elimination of interest costs under the promissory note.

Our selling, general and administrative costs were $13.6 million during 2002, compared with $14.5 million last year. On a quarterly basis, our selling, general and administration costs were higher than during the third quarter due to timing differences, but were 16% lower than during the same quarter last year. Other income amounted to $4.1 million during the year, compared with $1.7 million last year, and includes the $10.1 million legal settlement for the coal conveyer, partially offset by $8.1 million of defined benefit pension charges. At the LEP level, these non-cash defined benefit pension charges were $2.4 million as different values were allocated to these pension assets when LCL was acquired in May 2001.

We successfully negotiated five collective bargaining agreements during 2002. During 2003, two collective bargaining agreements will expire, including the Paintearth and Sheerness agreement on March 31 and the Boundary Dam and Bienfait agreement on June 30.

REVIEW OF INTEREST EXPENSE AND OTHER FINANCING COSTS

During 2002, LEP reported interest expense of $52.7 million compared with $31.5 million for the period from May 11, 2001 until December 31, 2001. The increase in interest costs during 2002 reflects that LEP owned LCL for a full calendar year as well as the replacement of LCL's floating rate bank debt with fixed rate senior notes in October 2001. On a quarterly basis, LEP's interest expense decreased to $11.2 million from $15.3 million in the same quarter last year. Interest costs for the fourth quarter of 2001 included a non-cash loss of $5.6 million related to our interest rate swap, which no longer qualified for hedge accounting after we issued the fixed interest senior notes.

LCL incurred interest expense of $86.0 million during 2002 compared with $89.1 million during 2001. Interest expense for the fourth quarter was $21.2 million versus $30.2 million last year. Interest costs for LCL and LEP are similar, other than differences related to LCL's subordinated notes. Because these subordinated notes are owned by LEP, the related interest costs are eliminated upon consolidation. Interest on the subordinated notes is based on the amount of LCL's free cash flow and reflects lower operating margins and higher capital spending in 2002.

Foreign currency translation gains and losses are primarily non-cash and related to our US$275 million senior notes, reflecting fluctuations in the Canadian dollar. During the fourth quarter, we recognized a gain of $2.4 million compared to a loss of $16.9 million in the third quarter and $9.1 million in the fourth quarter last year. On an annual basis, we recognized a gain of $4.0 million during 2002 compared with a loss of $8.4 million in 2001. As of December 31, 2002 we are no longer party to any foreign currency forward contracts.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, LEP held cash and cash equivalents, including short-term deposits, of $73.7 million. LEP's operating activities generated net cash, before changes in non-cash working capital, of $22.5 million during the three months ended December 31, 2002. LEP used $1.2 million of cash for non-cash working capital during the quarter, as inventories increased by $9.4 million due to reduced export thermal coal shipments and export metallurgical coal shipments delayed until January 2003, partially offset by a reduction in accounts receivable and other items. We invested $17.4 million in capital asset purchases during the fourth quarter, compared with $8.4 million in the same quarter last year. On an annual basis, we invested $51.0 million in capital asset purchases compared with $27.9 million last year, of which $16.6 million was incurred after LEP acquired LCL on May 11, 2001. In addition to normal replacements of equipment at existing mine sites, we invested approximately $12 million to a dragline tub at Poplar River mine, $10 million to upgrade our land reclamation equipment fleet at Boundary Dam mine and $7 million toward replacement of our information systems, which will be completed in 2003. A significant portion of the capital expenditures made during the fourth quarter related to these projects.

During 2003, we expect to spend approximately $26 million for equipment replacement and completion of our information systems project.

CORPORATE OVERVIEW

Luscar is Canada's largest producer of thermal coal and operates 10 coal mines in Alberta and Saskatchewan. On an annualized basis, the mines we operate produce approximately 38 million tonnes of coal, including the operations recently acquired by our owners. Most of the coal we produce is sold under long-term coal supply agreements to adjacent electric power stations that generate most of the electric power required in these two provinces. We ship a lesser portion of our production to customers in Ontario and overseas and also produce value-added products related to our coal mining operations, including char sold to charcoal briquette manufacturers and humalite products sold to agricultural, environmental and industrial users.

FORWARD-LOOKING INFORMATION

This interim report contains certain forward-looking statements such as statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating to but not limited to the Company's expectations, intentions, plans, and beliefs. Forward-looking statements generally can be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or other similar words or phrases. Similarly, statements that describe our expectations with respect to coal markets, demand and pricing, revenues, margins, coal shipments, capital spending, production levels, asset deployment, productivity levels at Line Creek, and our objectives, plans or goals are or may be forward-looking statements. Actual results may differ materially from results expressed or implied by these forward looking statements because of various factors including
(i) the risk factors set forth in our annual report Form 20-F filed May 28, 2002 with the Securities and Exchange Commission, (ii) changes in the coal markets, including with respect to price and demand, (iii) our current cost or productivity estimates may change or prove incorrect, (iv) we may engage in opportunity capital projects not included in our current plans, (v) changes in the amount of cash available for capital asset purchases, and (vi) rating agency decisions and other future financing developments. The forward-looking statements included in this interim report are made only as of March 6, 2003.

LUSCAR ENERGY PARTNERSHIP


                           CONSOLIDATED BALANCE SHEETS


                                                         AS AT          AS AT
                                                      DECEMBER 31    DECEMBER 31
                                                         2002           2001
                                                     ------------   ------------
(in thousands of Canadian dollars)

ASSETS
CURRENT
    Cash and cash equivalents ....................   $     73,713   $     60,331
    Accounts receivable ..........................         61,992         92,384
    Income taxes recoverable .....................          1,755          6,484
    Inventories ..................................         86,072         70,337
    Overburden removal costs .....................         29,404         28,225
    Prepaid expenses .............................          4,354          4,766
                                                     ------------   ------------
                                                          257,290        262,527
Capital assets ...................................      1,282,717      1,319,971
Other assets .....................................         25,897         30,033
                                                     ------------   ------------
                                                     $  1,565,904   $  1,612,531
                                                     ============   ============
LIABILITIES AND PARTNERS' EQUITY
CURRENT
    Trade accounts payable and accrued charges ...   $     36,987   $     40,596
    Accrued interest payable .....................          8,824          9,970
    Accrued payroll and employee benefits ........          8,879         12,671
    Income taxes payable .........................          1,421          1,105
    Current portions of
       Long-term debt [note 3] ...................         24,837          2,980
       Financial instruments .....................          2,941          4,324
       Accrued reclamation costs .................         17,392         21,002
       Future income taxes .......................          3,335          2,800
                                                     ------------   ------------
                                                          104,616         95,448
Long-term debt [note 3] ..........................        484,780        517,632
Financial instruments ............................             --          2,823
Accrued reclamation costs ........................         28,052         30,843
Future income taxes ..............................        419,293        468,822
                                                     ------------   ------------
                                                        1,036,741      1,115,568
                                                     ------------   ------------
PARTNERS' EQUITY
    Partners' equity .............................        529,163        496,963
                                                     ------------   ------------
                                                     $  1,565,904   $  1,612,531
                                                     ============   ============



See accompanying notes

LUSCAR ENERGY PARTNERSHIP

             CONSOLIDATED STATEMENT OF EARNINGS AND PARTNERS' EQUITY


                                                                    THREE MONTHS                    YEAR        PERIOD FROM
                                                                  ENDED DECEMBER 31                ENDED         MAY 11 TO
                                                               ----------------------------       DEC 31,         DEC 31,
                                                                   2002           2001             2002            2001
                                                               ------------    ------------    ------------    ------------
(in thousands of Canadian dollars)

REVENUE [note 2] ...........................................   $    138,713    $    160,544    $    597,114    $    408,899
EXPENSES AND OTHER INCOME
   Cost of sales ...........................................        108,977         117,823         469,016         307,438
   Selling, general and administrative expenses ............          4,011           1,997          14,509           8,277
   Depreciation and amortization ...........................         23,230          22,674          90,064          57,000
   Foreign currency translation (gain) loss [note 4] .......         (2,355)          9,038          (4,021)          8,415
   Interest expense [note 5] ...............................         11,208          15,272          52,716          31,466
   Other income [note 6] ...................................         (6,426)           (322)         (9,776)         (1,972)
                                                               ------------    ------------    ------------    ------------
EARNINGS (LOSS) BEFORE INCOME TAXES ........................             68          (5,938)        (15,394)         (1,725)
Income tax recovery ........................................        (21,482)         (9,421)        (47,594)        (23,975)
                                                               ------------    ------------    ------------    ------------
NET EARNINGS FOR THE PERIOD ................................         21,550           3,483          32,200          22,250
Partners' equity, beginning of period ......................        507,613         493,480         496,963         474,713
                                                               ------------    ------------    ------------    ------------
PARTNERS' EQUITY, END OF PERIOD ............................   $    529,163    $    496,963    $    529,163    $    496,963
                                                               ============    ============    ============    ============


See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                       THREE MONTHS               YEAR         PERIOD FROM
                                                                     ENDED DECEMBER 31            ENDED         MAY 11 TO
                                                               -----------------------------     DEC 31,         DEC 31,
                                                                   2002            2001            2002            2001
                                                               ------------    ------------    ------------    ------------
(in thousands of Canadian dollars)

OPERATING ACTIVITIES
Net earnings for the period ................................   $     21,550    $      3,483    $     32,200    $     22,250
Non-cash items:
   Depreciation and amortization ...........................         23,230          22,674          90,064          57,000
   Future income taxes .....................................        (20,842)        (10,064)        (48,994)        (25,772)
   Pension expense in excess of funding ....................          4,439              --           4,439              --
   Accrued reclamation costs ...............................         (1,637)         (1,492)         (6,401)         (4,977)
   Foreign currency translation (gain) loss [note 4] .......         (1,520)          8,423          (3,453)          8,401
   Interest income earned on sinking funds .................         (1,044)         (2,281)         (4,215)         (3,862)
   Financial instruments ...................................         (1,027)          2,047          (4,206)             63
   Gain on disposal of capital assets ......................           (644)         (1,714)         (1,242)         (1,714)
   Other ...................................................              2           2,060               6              --
                                                               ------------    ------------    ------------    ------------
Cash provided by operating activities before change
   in non-cash working capital .............................         22,507          23,136          58,198          51,389
Change in non-cash working capital .........................         (1,208)         (6,233)         10,388         (20,383)
                                                               ------------    ------------    ------------    ------------
                                                                     21,299          16,903          68,586          31,006
                                                               ------------    ------------    ------------    ------------

INVESTING ACTIVITIES
Capital asset purchases ....................................        (17,357)         (6,864)        (51,035)        (16,605)
Proceeds on disposal of capital assets .....................            448               5           1,894              32
Other investments ..........................................         (1,824)         (2,347)         (1,096)         (1,242)
Investment in LCIF .........................................             --              --              --        (351,193)
                                                               ------------    ------------    ------------    ------------
                                                                    (18,733)         (9,206)        (50,237)       (369,008)
                                                               ------------    ------------    ------------    ------------

FINANCING ACTIVITIES
Operating line of credit ...................................             --         (33,340)             --         (29,825)
Deferred financing costs incurred ..........................             24         (16,957)         (1,640)        (16,957)
Long-term debt issued ......................................             --         429,660              --         429,660
Capital contribution by partners ...........................             --              --              --         357,209
Repayments of long-term debt ...............................           (763)       (326,780)         (3,095)       (341,768)
                                                               ------------    ------------    ------------    ------------
                                                                       (739)         52,583          (4,735)        398,319

Change in cash position ....................................          1,827          60,280          13,614          60,317
Foreign currency translation (loss) gain [note 4] ..........           (185)             (8)           (232)             14
Cash position, beginning of period .........................         72,071              59          60,331              --
                                                               ------------    ------------    ------------    ------------
Cash position, end of period ...............................   $     73,713    $     60,331    $     73,713    $     60,331
                                                               ============    ============    ============    ============


Interest paid ..............................................   $     31,246    $      4,058    $     62,663    $     37,619
Income taxes paid ..........................................   $        177    $        465    $      2,159    $        855


See accompanying notes

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE MONTHS ENDED DECEMBER 31, 2002
                                   (Unaudited)

1.       BASIS OF PRESENTATION

 The annual results in these financial statements have been extracted from our audited financial statements, which will be filed on Form 20-F with the United States Securities and Exchange Commission (SEC). The quarterly information provided herein is unaudited. Since Luscar Energy Partnership (LEP) had no operations prior to May 12, 2001, the consolidated statements of earnings and cash flows for the year ended December 31, 2002 only include comparative figures for the period from May 12 to December 31, 2001. All amounts are in thousands of Canadian dollars unless otherwise stated.


2.       SEGMENT INFORMATION

LEP owns and operates surface mines located in western Canada, producing coal for consumption by domestic and foreign customers. LEP's mining operations that have similar economic and operating characteristics, customers and operations have been aggregated for the purpose of segment reporting. Metallurgical figures include incidental thermal coal byproduct at Line Creek mine. Prior period figures have been restated to conform to this presentation.

Disclosures with respect to geographic areas are as follows:



                                                                                                                 PERIOD FROM
                                          THREE MONTHS ENDED DECEMBER 31                 YEAR ENDED               MAY 11 TO
                                 -----------------------------------------------         DECEMBER 31             DECEMBER 31
                                         2002                      2001                     2002                      2001
                                 ----------------------   ----------------------   -----------------------   ----------------------
                                   SALES                    SALES                    SALES                    SALES
                                  REVENUE      TONNES      REVENUE      TONNES      REVENUE       TONNES      REVENUE      TONNES
                                 ----------  ----------   ----------  ----------   ----------   ----------   ----------  ----------
(in thousands of Canadian
dollars except volumes which
are in thousands of tonnes)
GEOGRAPHIC AREAS
Japan ........................   $   21,532         462   $   16,250         312   $   78,004        1,505   $   55,326         981
Korea ........................        7,693         212       20,809         490       38,204          956       43,009       1,022
United States ................        9,875         119       14,893         176       36,769          435       27,249         306
South America ................        5,183          65        4,559          63       28,391          455       22,380         422
Europe .......................        3,427          72        3,811          58       22,682          360       10,774         168
Other ........................        2,889          46        1,750          31       34,134          682        3,171          56
                                 ----------  ----------   ----------  ----------   ----------   ----------   ----------  ----------
Total export .................       50,599         976       62,072       1,130      238,184        4,393      161,909       2,955
Canada .......................       87,716       8,045       96,697       7,887      357,449       31,571      243,341      20,064
                                 ----------  ----------   ----------  ----------   ----------   ----------   ----------  ----------
LCL ..........................      138,315       9,021      158,769       9,017      595,633       35,964      405,250      23,019
Foreign exchange contracts ...          398          --        1,775          --        1,481           --        3,649          --
                                 ----------  ----------   ----------  ----------   ----------   ----------   ----------  ----------
LEP ..........................   $  138,713       9,021   $  160,544       9,017   $  597,114       35,964   $  408,899      23,019
                                 ==========  ==========   ==========  ==========   ==========   ==========   ==========  ==========


Export coal sales are generally denominated in United States dollars.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE MONTHS ENDED DECEMBER 31, 2002



Revenues by type of operations are as follows:


                                                                                                      PERIOD FROM
                                        THREE MONTHS ENDED DECEMBER 31             YEAR ENDED           MAY 11 TO
                                 -----------------------------------------       DECEMBER 31          DECEMBER 31
                                         2002                  2001                 2002                  2001
                                 -------------------   -------------------   -------------------   -------------------
                                   SALES                SALES                 SALES                 SALES
                                  REVENUE    TONNES    REVENUE     TONNES    REVENUE     TONNES    REVENUE     TONNES
                                 --------   --------   --------   --------   --------   --------   --------   --------

(in thousands of Canadian
dollars except volumes which
are in thousands of tonnes)

Thermal ......................   $108,688      8,551   $119,382      8,391   $443,066     33,554   $298,120     21,288
Metallurgical ................     30,025        470     41,162        626    154,048      2,410    110,779      1,731
                                 --------   --------   --------   --------   --------   --------   --------   --------
                                 $138,713      9,021   $160,544      9,017   $597,114     35,964   $408,899     23,019
                                 ========   ========   ========   ========   ========   ========   ========   ========

Revenues are derived from significant customers and in some cases substantially all production from a particular mine is sold to one customer. The number of customers, each accounting for more than 10% of revenue by type of operation, is as follows:



                                                                                                      PERIOD FROM
                                       THREE MONTHS ENDED DECEMBER 31           YEAR ENDED              MAY 11 TO
                                 -----------------------------------------      DECEMBER 31            DECEMBER 31
                                        2002                 2001                  2002                   2001
                                 --------------------  -------------------   -------------------   -------------------
                                  SALES     NUMBER OF  SALES     NUMBER OF    SALES    NUMBER OF    SALES    NUMBER OF
                                 REVENUE    CUSTOMERS  REVENUE   CUSTOMERS   REVENUE   CUSTOMERS   REVENUE   CUSTOMERS
                                 --------   ---------  --------  ---------   --------  ---------   --------  ---------

(in thousands of Canadian
dollars except number of
customers)
MAJOR CUSTOMERS
Metallurgical ................   $  8,214          1   $ 31,805          3   $ 21,473          1   $ 67,563          3
Thermal ......................   $ 60,515          3   $ 66,828          3   $249,931          3   $163,131          3


Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under government export development programs or secured by letters of credit.

4.       LONG-TERM DEBT


                                                        AS AT            AS AT
                                                      DECEMBER 31      DECEMBER 31
                                                         2002            2001
                                                     ------------    ------------
(in thousands of Canadian dollars)


Senior notes, at issue date ......................   $    429,660    $    429,660
Cumulative foreign currency translation loss .....          4,730           8,415
                                                     ------------    ------------
Senior notes, at balance sheet date ..............        434,390         438,075
                                                     ------------    ------------

12.75% promissory note, due May 18, 2003 .........         45,000          45,000
Less sinking fund ................................        (22,930)        (21,214)
                                                     ------------    ------------
                                                           22,070          23,786
                                                     ------------    ------------

9.625% promissory note, due December 30, 2004 ....         89,300          89,300
Less sinking fund ................................        (41,999)        (38,158)
                                                     ------------    ------------
                                                           47,301          51,142
                                                     ------------    ------------

Capital lease obligations ........................          5,856           7,609
                                                     ------------    ------------

Long-term debt ...................................        509,617         520,612
Current portion of long-term debt ................        (24,837)         (2,980)
                                                     ------------    ------------
                                                     $    484,780    $    517,632
                                                     ============    ============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE MONTHS ENDED DECEMBER 31, 2002


LEP and LCL are party to a Senior Credit Agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $100,000, subject to a borrowing base, which includes accounts receivable, coal inventory and a $25,000 charge on a dragline. Up to $75,000 of the credit facility may be used to secure letters of credit. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins ranging from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before interest, depreciation and amortization (EBITDA). To date, there have been no cash advances made under this facility and $62,499 of letters of credit, providing reclamation security, have been issued. The lenders have the right to convert the facility to a demand facility until LEP's fixed charge coverage ratio, calculated on a rolling 12-month basis, exceeds 2.50. In October 2002, the Senior Credit Agreement was renewed until October 4, 2003 under the same terms and conditions.

On May 18, 2003 the promissory note for $45 million at 12.75% becomes due and payable. Under the terms of a coal supply agreement, the projected $21,000 excess of the principal amounts over the sinking fund balance, is recoverable from our customer and will be included in other income in 2003. At December 31, 2002, the $22,070 excess of the principal amount over the sinking fund balance is included in the current portion of long-term debt.


4.       FOREIGN CURRENCY TRANSLATION

Foreign currency translation gains and losses consist of the following:



                                                           THREE MONTHS                        PERIOD FROM
                                                         ENDED DECEMBER 31        YEAR ENDED    MAY 11 TO
                                                     ------------------------      DEC 31        DEC 31
                                                        2002          2001          2002          2001
                                                     ----------    ----------    ----------    ----------
(in thousands of Canadian dollars)

Foreign currency translation (gain) loss on
  Senior notes ...................................   $   (1,705)   $    8,415    $   (3,685)   $    8,415
  US dollar cash balances ........................          185             8           232           (14)
  Working capital balances .......................         (835)          615          (568)           14
                                                     ----------    ----------    ----------    ----------
                                                     $   (2,355)   $    9,038    $   (4,021)   $    8,415
                                                     ==========    ==========    ==========    ==========

In 2001, foreign currency translation gains and losses on US dollar cash balances and other working capital balances were included in other income. Foreign currency translation gains and losses and other income have been restated to conform to the current disclosure.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE MONTHS ENDED DECEMBER 31, 2002



5.       INTEREST EXPENSE

Interest expense consists of the following:



                                                                      THREE MONTHS                              PERIOD FROM
                                                                    ENDED DECEMBER 31          YEAR ENDED        MAY 11 TO
                                                               ----------------------------      DEC 31           DEC 31
                                                                   2002           2001            2002              2001
                                                               ------------    ------------    ------------    ------------
(in thousands of Canadian dollars)

Senior notes ...............................................   $     10,257    $      9,492    $     42,092    $      9,492
Promissory notes net of sinking fund interest income .......          2,539           1,485          10,117           5,467
Financial instruments ......................................             80           5,644             330           5,644
Capital leases .............................................             62              80             252             189
Operating line of credit ...................................             --             358             365           1,038
Long-term bank debt ........................................            669           2,018           3,004          13,562
Income tax reassessments ...................................         (1,803)             --          (1,799)           (646)
Retroactive Boundary Dam contract settlement ...............             --          (2,083)             --          (2,083)
Investment income ..........................................           (418)         (1,743)         (1,543)         (1,743)
Other ......................................................           (178)             21            (102)            546
                                                               ------------    ------------    ------------    ------------
                                                               $     11,208    $     15,272    $     52,716    $     31,466
                                                               ============    ============    ============    ============

6.       OTHER INCOME

Other income consists of the following:




                                                                     THREE MONTHS                               PERIOD FROM
                                                                   ENDED DECEMBER 31             YEAR ENDED      MAY 11 TO
                                                               ----------------------------       DEC 31           DEC 31
                                                                   2002            2001            2002             2001
                                                               ------------    ------------    ------------    ------------
(in thousands of Canadian dollars)

Settlement for coal conveyor ...............................   $    (10,100)   $         --    $    (10,100)   $         --
Net pension plan expense ...................................          3,174           1,389           2,361             947
Other expense (income) .....................................            500          (1,711)         (2,037)         (2,919)
                                                               ------------    ------------    ------------    ------------
                                                               $     (6,426)   $       (322)   $     (9,776)   $     (1,972)
                                                               ============    ============    ============    ============

On December 31, 2002, LCL settled a legal dispute relating to the engineering, design, manufacture and commissioning of a coal conveyor system at Line Creek mine. $5,100 of the $10,100 settlement is included in accounts receivable at December 31, 2002 and was received subsequent to year end.

Net pension plan expense excludes certain current service and other costs, which are included in cost of sales.

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE MONTHS ENDED DECEMBER 31, 2002

7.       CONDENSED CONSOLIDATING INFORMATION

     The following condensed consolidated information is provided for the period ending December 31, 2002.

(a) CONDENSED CONSOLIDATING BALANCE SHEET


                                                                                 AS AT DECEMBER 31, 2002
                                                   ---------------------------------------------------------------------------------
                                                      LUSCAR         LUSCAR COAL     LUSCAR ENERGY    CONSOLIDATING     CONSOLIDATED
                                                     COAL LTD.       INCOME FUND      PARTNERSHIP        ENTRIES             LEP
                                                   -------------    -------------    -------------    -------------    -------------
(in thousands of Canadian dollars)
ASSETS
CURRENT
  Cash and cash equivalents ....................   $       6,894    $         121    $      66,698    $          --    $      73,713
  Accounts receivable ..........................          61,992               --               --               --           61,992
  Income taxes recoverable .....................           1,464               --              291               --            1,755
  Inventories ..................................          86,072               --               --               --           86,072
  Overburden removal costs .....................          29,404               --               --               --           29,404
  Prepaid expenses .............................           4,366              (58)              48               (2)           4,354
  Due from related parties .....................           5,040               --           (5,040)              --               --
                                                   -------------    -------------    -------------    -------------    -------------
                                                         195,232               63           61,997               (2)         257,290
Investments in related parties .................              --          502,075          384,091         (886,166)              --
Capital assets .................................       1,321,906               --               --          (39,189)       1,282,717
Other assets ...................................          23,093            1,559            9,000           (7,755)          25,897
                                                   -------------    -------------    -------------    -------------    -------------
                                                   $   1,540,231    $     503,697    $     455,088    $    (933,112)   $   1,565,904
                                                   =============    =============    =============    =============    =============

LIABILITIES AND PARTNERS' EQUITY
CURRENT
  Trade accounts payable and accrued charges ...   $      36,462    $          55    $         482    $         (12)   $      36,987
  Accrued interest payable .....................           8,824               --               --               --            8,824
  Accrued payroll and employee benefits ........           8,879               --               --               --            8,879
  Income taxes payable .........................           1,421               --               --               --            1,421
  Current portions of
     Long-term debt ............................          24,837               --               --               --           24,837
     Financial instruments .....................           2,941               --               --               --            2,941
     Accrued reclamation costs .................          17,392               --               --               --           17,392
     Future income taxes .......................           3,335               --               --               --            3,335
  Due to related parties .......................             245            3,947           (3,947)            (245)              --
                                                   -------------    -------------    -------------    -------------    -------------
                                                         104,336            4,002           (3,465)            (257)         104,616
Accrued pension benefit obligation .............           5,627               --               --           (5,627)              --
Long-term debt .................................         484,780               --               --               --          484,780
Convertible debentures .........................              --           96,053               --          (96,053)              --
Subordinated notes due to LCIF .................         642,969               --               --         (642,969)              --
Accrued reclamation costs ......................          28,052               --               --               --           28,052
Future income taxes ............................         419,293               --               --               --          419,293
                                                   -------------    -------------    -------------    -------------    -------------
                                                       1,685,057          100,055           (3,465)        (744,906)       1,036,741
PARTNERS' EQUITY ...............................        (144,826)         403,642          458,553         (188,206)         529,163
                                                   -------------    -------------    -------------    -------------    -------------
                                                   $   1,540,231    $     503,697    $     455,088    $    (933,112)   $   1,565,904
                                                   =============    =============    =============    =============    =============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE MONTHS ENDED DECEMBER 31, 2002

7.       CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

(b) CONDENSED CONSOLIDATING STATEMENT OF EARNINGS


                                                                           THREE MONTHS ENDED DECEMBER 31, 2002
                                                        -------------------------------------------------------------------------
                                                         LUSCAR     LUSCAR COAL    LUSCAR ENERGY   CONSOLIDATING   CONSOLIDATED
                                                        COAL LTD.   INCOME FUND     PARTNERSHIP        ENTRIES         LEP
                                                        ---------   ------------   --------------  --------------  --------------
(in thousands of Canadian dollars)


REVENUE ..............................................  $ 138,315   $         --   $           --  $          398  $      138,713
EXPENSES AND OTHER INCOME
    Cost of sales ....................................    108,977             --               --              --         108,977
    Selling, general and administrative expenses .....      3,782             23              206              --           4,011
    Equity pickup ....................................         --         38,067           30,618         (68,685)             --
    Depreciation and amortization ....................     24,156            153               --          (1,079)         23,230
    Write-down of capital assets .....................     42,791             --               --         (42,791)             --
    Foreign currency translation gain ................     (2,355)            --               --              --          (2,355)
    Intercompany interest expense (income)  ..........      9,607         (7,625)          (1,973)             (9)             --
    Interest expense (income) ........................     11,626             --             (418)             --          11,208
    Other (income) expense ...........................       (720)            --               16          (5,722)         (6,426)
                                                        ---------   ------------   --------------  --------------  --------------
 (LOSS) EARNINGS BEFORE INCOME TAXES .................    (59,549)       (30,618)         (28,449)        118,684              68
Income tax recovery ..................................    (21,482)            --               --              --         (21,482)
                                                        ---------   ------------   --------------  --------------  --------------
NET  (LOSS) EARNINGS .................................  $ (38,067)  $    (30,618)  $      (28,449) $      118,684  $       21,550
                                                        =========   ============   ==============  ==============  ==============




                                                                              YEAR ENDED DECEMBER 31, 2002
                                                        -------------------------------------------------------------------------
                                                         LUSCAR     LUSCAR COAL    LUSCAR ENERGY   CONSOLIDATING   CONSOLIDATED
                                                        COAL LTD.   INCOME FUND     PARTNERSHIP       ENTRIES           LEP
                                                        ---------   ------------   --------------  --------------  --------------

(in thousands of Canadian dollars)

REVENUE ..............................................  $ 595,633   $         --   $           --  $        1,481  $      597,114
EXPENSES AND OTHER INCOME
    Cost of sales ....................................    469,016             --               --              --         469,016
    Selling, general and administrative expenses .....     13,619             58              832              --          14,509
    Equity pickup ....................................         --         53,910           31,985         (85,895)             --
    Depreciation and amortization ....................     93,774            613               --          (4,323)         90,064
    Write-down of capital assets .....................     42,791             --               --         (42,791)             --
    Foreign currency translation gain ................     (4,021)            --               --              --          (4,021)
    Intercompany interest expense (income)  ..........     31,769        (22,596)          (9,666)            493              --
    Interest expense (income) ........................     54,259             --           (1,543)             --          52,716
    Other (income) expense ...........................     (4,070)            --               34          (5,740)         (9,776)
                                                        ---------   ------------   --------------  --------------  --------------
(LOSS) EARNINGS BEFORE INCOME TAXES ..................   (101,504)       (31,985)         (21,642)        139,737         (15,394)
Income tax recovery ..................................    (47,594)            --               --              --         (47,594)
                                                        ---------   ------------   --------------  --------------  --------------
NET (LOSS) EARNINGS ..................................  $ (53,910)  $    (31,985)  $      (21,642) $      139,737  $       32,200
                                                        =========   ============   ==============  ==============  ==============


LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE MONTHS ENDED DECEMBER 31, 2002

7.   CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

(c)  CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS



                                                                           THREE MONTHS ENDED DECEMBER 31, 2002
                                                        -------------------------------------------------------------------------
                                                         LUSCAR     LUSCAR COAL    LUSCAR ENERGY   CONSOLIDATING   CONSOLIDATED
                                                        COAL LTD.   INCOME FUND     PARTNERSHIP       ENTRIES           LEP
                                                        ---------   ------------   --------------  --------------  --------------
(in thousands of Canadian dollars)

OPERATING ACTIVITIES
Net (loss) earnings for the period ...................  $ (38,067)  $    (30,618)  $      (28,449) $      118,684  $       21,550
Non-cash items:
    Depreciation and amortization ....................     24,156            153               --          (1,079)         23,230
    Write-down of capital assets .....................     42,791             --               --         (42,791)             --
    Future income taxes ..............................    (20,842)            --               --              --         (20,842)
    Pension expense in excess of funding .............     10,158             --               --          (5,719)          4,439
    Accrued reclamation costs ........................     (1,637)            --               --              --          (1,637)
    Foreign currency translation gain ................     (1,520)            --               --              --          (1,520)
    Interest income earned on sinking funds ..........     (1,044)            --               --              --          (1,044)
    Financial instruments ............................       (612)            --               --            (415)         (1,027)
    Equity pickup ....................................         --         38,067           30,618         (68,685)             --
    Gain on disposals of capital assets ..............       (644)            --               --              --            (644)
    Other ............................................          2             --               --              --               2
                                                        ---------   ------------   --------------  --------------  --------------
Cash provided by operating activities before
    change in non-cash working capital ...............     12,741          7,602            2,169              (5)         22,507
Change in non-cash working capital ...................      3,595           (356)          (4,434)            (13)         (1,208)
                                                        ---------   ------------   --------------  --------------  --------------
                                                           16,336          7,246           (2,265)            (18)         21,299
                                                        ---------   ------------   --------------  --------------  --------------

INVESTING ACTIVITIES
Capital asset purchases ..............................    (17,357)            --               --              --         (17,357)
Proceeds on disposal of capital assets ...............        448             --               --              --             448
Other investments ....................................     (1,824)            --               --              --          (1,824)
                                                        ---------   ------------   --------------  --------------  --------------
                                                          (18,733)            --               --              --         (18,733)
                                                        ---------   ------------   --------------  --------------  --------------
FINANCING ACTIVITIES
Deferred financing costs incurred ....................          6             --               --              18              24
Due (from) to related parties ........................     (4,822)        (2,390)           7,212              --              --
Repayments of long-term debt .........................       (763)            --               --              --            (763)
Distribution to LEP ..................................         --         (4,803)           4,803              --              --
                                                        ---------   ------------   --------------  --------------  --------------
                                                           (5,579)        (7,193)          12,015              18            (739)
                                                        ---------   ------------   --------------  --------------  --------------

Change in cash position ..............................     (7,976)            53            9,750              --           1,827
Foreign currency translation loss ....................       (185)            --               --              --            (185)
Cash position, beginning of period ...................     15,055             68           56,948              --          72,071
                                                        ---------   ------------   --------------  --------------  --------------
Cash position, end of year ...........................  $   6,894   $        121   $       66,698  $           --  $       73,713
                                                        =========   ============   ==============  ==============  ==============

LUSCAR ENERGY PARTNERSHIP

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE MONTHS ENDED DECEMBER 31, 2002

7.   CONDENSED CONSOLIDATING INFORMATION (CONTINUED)

(c)  CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS


                                                                              YEAR ENDED DECEMBER 31, 2002
                                                        -------------------------------------------------------------------------
                                                         LUSCAR     LUSCAR COAL     LUSCAR ENERGY  CONSOLIDATING    CONSOLIDATED
                                                        COAL LTD.   INCOME FUND      PARTNERSHIP      ENTRIES           LEP
                                                        ---------   ------------   --------------  --------------  --------------
(in thousands of Canadian dollars)

OPERATING ACTIVITIES
Net (loss) earnings for the year .....................  $ (53,910)  $    (31,985)  $      (21,642) $      139,737  $       32,200
Non-cash items:
    Depreciation and amortization ....................     93,774            613               --          (4,323)         90,064
    Write-down of capital assets .....................     42,791             --               --         (42,791)             --
    Future income taxes ..............................    (48,994)            --               --              --         (48,994)
    Pension expense in excess of funding .............     10,158             --               --          (5,719)          4,439
    Accrued reclamation costs ........................     (6,401)            --               --              --          (6,401)
    Foreign currency translation gain ................     (3,453)            --               --              --          (3,453)
    Interest income earned on sinking funds ..........     (4,215)            --               --              --          (4,215)
    Financial instruments ............................     (2,704)            --               --          (1,502)         (4,206)
    Equity pickup ....................................         --         53,910           31,985         (85,895)             --
    Gain on disposals of capital assets ..............     (1,242)            --               --              --          (1,242)
    Other ............................................          1             --               --               5               6
                                                        ---------   ------------   --------------  --------------  --------------
Cash provided by operating activities before
    change in non-cash working capital ...............     25,805         22,538           10,343            (488)         58,198
Change in non-cash working capital ...................     10,990           (318)            (772)            488          10,388
                                                        ---------   ------------   --------------  --------------  --------------
                                                           36,795         22,220            9,571              --          68,586
                                                        ---------   ------------   --------------  --------------  --------------
INVESTING ACTIVITIES
Capital asset purchases ..............................    (51,035)            --               --              --         (51,035)
Proceeds on disposal of capital assets ...............      1,894             --               --              --           1,894
Other investments ....................................     (1,096)            --               --              --          (1,096)
                                                        ---------   ------------   --------------  --------------  --------------
                                                          (50,237)            --               --              --         (50,237)
                                                        ---------   ------------   --------------  --------------  --------------
FINANCING ACTIVITIES
Deferred financing costs incurred ....................     (1,640)            --               --              --          (1,640)
Due to (from) related parties ........................     27,204          3,947          (31,151)             --              --
Convertible debenture ................................         --         (3,947)           3,947              --              --
Repayments of long-term debt .........................     (3,095)            --               --              --          (3,095)
Distribution to LEP ..................................         --        (22,162)          22,162              --              --
                                                        ---------   ------------   --------------  --------------  --------------
                                                           22,469        (22,162)          (5,042)             --          (4,735)
                                                        ---------   ------------   --------------  --------------  --------------

Change in cash position ..............................      9,027             58            4,529              --          13,614
Foreign currency translation loss ....................       (232)            --               --              --            (232)
Cash position, beginning of year .....................     (1,901)            63           62,169              --          60,331
                                                        ---------   ------------   --------------  --------------  --------------
Cash position, end of year ...........................  $   6,894   $        121   $       66,698  $           --  $       73,713
                                                        =========   ============   ==============  ==============  ==============

LUSCAR COAL LTD.

                           CONSOLIDATED BALANCE SHEETS


                                                          AS AT             AS AT
                                                        DECEMBER 31        DECEMBER 31
                                                           2002              2001
                                                     ---------------    ---------------
(in thousands of Canadian dollars)

ASSETS
CURRENT
    Cash and cash equivalents ....................   $         6,894    $            10
    Accounts receivable ..........................            61,992             92,384
    Income taxes recoverable .....................             1,464              6,300
    Inventories ..................................            86,072             70,337
    Overburden removal costs .....................            29,404             28,225
    Prepaid expenses .............................             4,366              4,786
    Due from related parties .....................             5,040             32,244
                                                     ---------------    ---------------
                                                             195,232            234,286
Capital assets ...................................         1,321,906          1,406,274
Other assets .....................................            23,093             26,703
                                                     ---------------    ---------------
                                                     $     1,540,231    $     1,667,263
                                                     ===============    ===============

LIABILITIES AND SHAREHOLDERS' DEFICIT
CURRENT
    Bank indebtedness ............................   $            --    $         1,911
    Trade accounts payable and accrued charges ...            36,462             39,584
    Accrued interest payable .....................             8,824              9,970
    Accrued payroll and employee benefits ........             8,879             12,671
    Income taxes payable .........................             1,421              1,105
    Current portions of
        Long-term debt [note 3] ..................            24,837              2,980
        Financial instruments ....................             2,941              2,822
        Accrued reclamation costs ................            17,392             21,002
        Future income taxes ......................             3,335              2,800
    Due to related party .........................               245                245
                                                     ---------------    ---------------
                                                             104,336             95,090
Accrued pension benefit obligation ...............             5,627                 --
Long-term debt [note 3] ..........................           484,780            517,632
Subordinated notes due to LCIF ...................           642,969            642,969
Financial instruments ............................                --              2,823
Accrued reclamation costs ........................            28,052             30,843
Future income taxes ..............................           419,293            468,822
                                                     ---------------    ---------------
                                                           1,685,057          1,758,179
                                                     ---------------    ---------------
SHAREHOLDERS' DEFICIT
    Share capital ................................            14,191             14,191
    Deficit ......................................          (159,017)          (105,107)
                                                     ---------------    ---------------
                                                            (144,826)           (90,916)
                                                     ---------------    ---------------
                                                     $     1,540,231    $     1,667,263
                                                     ===============    ===============



See accompanying notes

LUSCAR COAL LTD.

                 CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT



                                                                  THREE MONTHS                      YEAR
                                                                ENDED DECEMBER 31               ENDED DECEMBER 31
                                                          ----------------------------    ----------------------------

                                                              2002           2001             2002            2001
                                                          ------------    ------------    ------------    ------------
(in thousands of Canadian dollars)

REVENUE [note 2] ......................................        138,315    $    158,769    $    595,633    $    635,534
EXPENSES AND OTHER INCOME
   Cost of sales ......................................        108,977         117,821         469,016         484,843
   Selling, general and administrative expenses .......          3,782           4,503          13,619          14,538
   Take-over response costs ...........................             --              --              --           9,875
   Depreciation and amortization ......................         24,156          24,195          93,774         100,023
   Write-down of capital assets .......................         42,791              --          42,791              --
   Foreign currency translation (gain) loss [note 4] ..         (2,355)          9,119          (4,021)          8,415
   Interest expense [note 5] ..........................         21,233          30,174          86,028          89,148
   Other income [note 6] ..............................           (720)           (317)         (4,070)         (1,660)
                                                          ------------    ------------    ------------    ------------
LOSS BEFORE INCOME TAXES ..............................        (59,549)        (26,726)       (101,504)        (69,648)
Income tax recovery ...................................        (21,482)         (9,690)        (47,594)        (58,776)
                                                          ------------    ------------    ------------    ------------
NET LOSS ..............................................        (38,067)        (17,036)        (53,910)        (10,872)
Deficit, beginning of period ..........................       (120,950)        (88,071)       (105,107)        (94,235)
                                                          ------------    ------------    ------------    ------------
DEFICIT, END OF PERIOD ................................   $   (159,017)   $   (105,107)   $   (159,017)   $   (105,107)
                                                          ============    ============    ============    ============


See accompanying notes

LUSCAR COAL LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  THREE MONTHS                       YEAR
                                                                ENDED DECEMBER 31               ENDED DECEMBER 31
                                                          ----------------------------    ----------------------------
                                                              2002            2001            2002            2001
                                                          ------------    ------------    ------------    ------------
(in thousands of Canadian dollars)

OPERATING ACTIVITIES

Net loss for the period ...............................   $    (38,067)   $    (17,036)   $    (53,910)   $    (10,872)
Non-cash items:
 Depreciation and amortization ........................         24,156          24,195          93,774         100,023
 Write-down of capital assets .........................         42,791              --          42,791              --
 Future income taxes ..................................        (20,842)        (10,395)        (48,994)        (59,151)
 Pension expense in excess of funding .................         10,158              --          10,158              --
 Accrued reclamation costs ............................         (1,637)            (46)         (6,401)         (4,400)
 Foreign currency translation (gain) loss [note 4] ....         (1,520)          8,423          (3,453)          8,272
 Interest income earned on sinking funds ..............         (1,044)         (2,098)         (4,215)         (5,009)
 Financial instruments ................................           (612)          5,644          (2,704)          5,644
  (Gain) loss on disposal of capital assets ...........           (644)            168          (1,242)            168

Cash provided by operating activities before change
 in non-cash working capital ..........................         12,741           9,810          25,805          34,675
 Change in non-cash working capital ...................          3,595         (25,013)         10,990           3,348
                                                          ------------    ------------    ------------    ------------


INVESTING ACTIVITIES
Capital asset purchases ...............................        (17,357)         (8,412)        (51,035)        (27,938)
Proceeds on disposal of capital assets ................            448             129           1,894             508
Other investments .....................................         (1,824)          1,546          (1,096)          1,602
                                                          ------------    ------------    ------------    ------------

FINANCING ACTIVITIES
Operating line of credit ..............................             --         (33,236)             --         (45,434)
Deferred financing costs incurred .....................              6         (16,959)         (1,640)        (16,959)
Long-term debt issued .................................             --         429,660              --         429,660
Due (from) to related party ...........................         (4,822)       (349,271)         27,204        (349,271)
Repayments of long-term debt ..........................           (763)        (10,151)         (3,095)        (32,244)
                                                          ------------    ------------    ------------    ------------
Change in cash position ...............................         (7,976)         (1,897)          9,027          (2,053)
Foreign currency translation (loss) gain [note 4] .....           (185)             (8)           (232)            143
Cash position, beginning of period ....................         15,055               4          (1,901)              9
                                                          ------------    ------------    ------------    ------------
Cash position, end of period ..........................   $      6,894    $     (1,901)   $      6,894    $     (1,901)
                                                          ============    ============    ============    ============


Interest paid .........................................   $     40,853    $     34,482    $     94,432    $    100,404
Income taxes paid (recovered) .........................   $        177    $        465    $      2,159    $     (2,030)


See accompanying notes

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE MONTHS ENDED DECEMBER 31, 2002

1.       BASIS OF PRESENTATION

The annual results in these financial statements have been extracted from our audited financial statements, which will be filed on Form 20-F with the United States Securities and Exchange Commission (SEC). The quarterly information provided herein is unaudited. All amounts are in thousands of Canadian dollars unless otherwise stated.

2.       SEGMENT INFORMATION

LCL owns and operates surface mines located in western Canada, producing coal for consumption by domestic and foreign customers. LCL's mining operations that have similar economic and operating characteristics, customers and products have been aggregated for the purpose of segment reporting. Metallurgical figures include incidental thermal coal byproduct at Line Creek mine. Prior period figures have been restated to conform to this presentation.

Disclosures with respect to geographic areas are as follows:


                                      THREE MONTHS ENDED DECEMBER 31                           YEAR ENDED DECEMBER 31
                            -------------------------------------------------   -------------------------------------------------
                                    2002                          2001                   2002                      2001
                            -----------------------   -----------------------   -----------------------   -----------------------
                              SALES                     SALES                     SALES                      SALES
                             REVENUE       TONNES      REVENUE       TONNES      REVENUE       TONNES       REVENUE      TONNES
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

(in thousands of Canadian
dollars except volumes,
which are in thousands
of tonnes)
GEOGRAPHIC AREAS
Japan ...................   $   21,532          462   $   16,250          312   $   78,004        1,505   $   85,768        1,572
Korea ...................        7,693          212       20,809          490       38,204          956       80,870        1,799
United States ...........        9,875          119       14,893          176       36,769          435       35,656          376
South America ...........        5,183           65        4,559           63       28,391          455       33,622          704
Europe ..................        3,427           72        3,811           58       22,682          360       20,615          349
Other ...................        2,889           46        1,750           31       34,134          682       13,268          241
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Total export ............       50,599          976       62,072        1,130      238,184        4,393      269,799        5,041
Canada ..................       87,716        8,045       96,697        7,887      357,449       31,571      365,735       31,620
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                            $  138,315        9,021   $  158,769        9,017   $  595,633       35,964   $  635,534       36,661
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

Export coal sales are generally denominated in United States dollars.

Revenues by type of operations are as follows:


                                      THREE MONTHS ENDED DECEMBER 31                          YEAR ENDED DECEMBER 31
                            -------------------------------------------------   -------------------------------------------------
                                     2002                      2001                      2002                     2001
                            -----------------------   -----------------------   -----------------------   -----------------------
                               SALES                    SALES                     SALES                    SALES
                              REVENUE      TONNES      REVENUE       TONNES      REVENUE       TONNES      REVENUE       TONNES
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

(in thousands of Canadian
dollars except volumes
which are in thousands
of tonnes)

Thermal..................   $  108,290        8,551   $  117,607        8,391   $  441,585       33,554   $  455,016       33,691
Metallurgical............       30,025          470       41,162          626      154,048        2,410      180,518        2,970
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
                            $  138,315        9,021   $  158,769        9,017   $  595,633       35,964   $  635,534       36,661
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========


LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE MONTHS ENDED DECEMBER 31, 2002


Revenues are derived from significant customers and in some cases substantially all production from a particular mine is sold to one customer. The number of customers, each accounting for more than 10% of revenue by type of operation, is as follows:


                                  THREE MONTHS ENDED DECEMBER 31                               YEAR ENDED DECEMBER 31
                       -----------------------------------------------------   -----------------------------------------------------
                                 2002                        2001                        2002                       2001
                       -------------------------   -------------------------   -------------------------   -------------------------
                          SALES       NUMBER OF       SALES        NUMBER OF     SALES        NUMBER OF      SALES        NUMBER OF
                         REVENUE      CUSTOMERS      REVENUE      CUSTOMERS      REVENUE      CUSTOMERS      REVENUE      CUSTOMERS
                       -----------   -----------   -----------   -----------   -----------   -----------   -----------   -----------

(in thousands of
Canadian dollars
except number of
customers)

MAJOR CUSTOMERS
Metallurgical ......   $     8,214             1   $    31,805             3   $    21,473             1   $   105,387             3
Thermal ............   $    60,515             3   $    66,828             3   $   249,931             3   $   254,457             3

Credit risks are minimized to the extent that customers include major domestic utilities and accounts receivable on export sales are generally insured under government export development programs or secured by letters of credit.

4.       LONG-TERM DEBT


                                                        AS AT           AS AT
                                                     DECEMBER 31      DECEMBER 31
                                                         2002            2001
                                                     ------------    ------------
(in thousands of Canadian dollars)


Senior notes, at issue date ......................   $    429,660    $    429,660
Cumulative foreign currency translation loss .....          4,730           8,415
                                                     ------------    ------------
Senior notes, at balance sheet date ..............        434,390         438,075
                                                     ------------    ------------

12.75% promissory note, due May 18, 2003 .........         45,000          45,000
Less sinking fund ................................        (22,930)        (21,214)
                                                     ------------    ------------
                                                           22,070          23,786
                                                     ------------    ------------

9.625% promissory note, due December 30, 2004 ....         89,300          89,300
Less sinking fund ................................        (41,999)        (38,158)
                                                     ------------    ------------
                                                           47,301          51,142
                                                     ------------    ------------

Capital lease obligations ........................          5,856           7,609
                                                     ------------    ------------

Long-term debt ...................................        509,617         520,612
Current portion of long-term debt ................        (24,837)         (2,980)
                                                     ------------    ------------
                                                     $    484,780    $    517,632
                                                     ============    ============

LEP and LCL are party to a Senior Credit Agreement with a syndicate of Canadian chartered banks consisting of a revolving 364 day operating credit facility that permits maximum aggregate borrowings of $100,000, subject to a borrowing base, which includes accounts receivable, coal inventory and a $25,000 charge on a dragline. Up to $75,000 of the credit facility may be used to secure letters of credit. Interest rates payable or advances under the facility are based on prime lending rates plus interest rate margins ranging from 0.25% to 1.25% depending on LEP's ratio of debt to operating earnings before interest, depreciation and amortization (EBITDA). To date, there have been no advances made under this facility and $62,499 of letters of credit, providing reclamation security, have been issued. The lenders have the right to convert the facility to a demand facility until LEP's fixed charge coverage ratio, calculated on a rolling 12-month basis, exceeds 2.50. In October 2002, the Senior Credit Agreement was renewed until October 4, 2003 under the same terms and conditions.

LUSCAR COAL LTD.

On May 18, 2003 the promissory note for $45 million at 12.75% becomes due and payable. Under the terms of a coal supply agreement, the projected $21,000 excess of the principal amounts over the sinking fund balance, is recoverable from our customer and will be included in other income in 2003. At December 31, 2002, the $22,070 excess of the principal amount over the sinking fund balance is included in the current portion of long-term debt.

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE MONTHS ENDED DECEMBER 31, 2002




4.       FOREIGN CURRENCY TRANSLATION

Foreign currency translation gains and losses consist of the following:



                                                         THREE MONTHS                     YEAR
                                                      ENDED DECEMBER 31            ENDED DECEMBER 31
                                                   ------------------------    ------------------------
                                                      2002          2001          2002          2001
                                                   ----------    ----------    ----------    ----------
(in thousands of Canadian dollars)
Foreign currency  translation (gain) loss on
  Senior notes .................................   $   (1,705)   $    8,415    $   (3,685)   $    8,415
  US dollar cash balances ......................          185             8           232          (143)
  Working capital balances .....................         (835)          696          (568)          143
                                                   ----------    ----------    ----------    ----------
                                                   $   (2,355)   $    9,119    $   (4,021)   $    8,415
                                                   ==========    ==========    ==========    ==========


In 2001, foreign currency translation gains and losses on US dollar cash balances and other working capital balances were included in other income. Foreign currency translation gains and losses and other income have been restated to conform to the current disclosure.


5.       INTEREST EXPENSE

Interest expense consists of the following:


                                                                    THREE MONTHS                     YEAR
                                                                  ENDED DECEMBER 31            ENDED DECEMBER 31
                                                             --------------------------    --------------------------
                                                                2002           2001           2002           2001
                                                             -----------    -----------    -----------    -----------
(in thousands of Canadian dollars)

Senior notes .............................................   $    10,257    $     9,492    $    42,092    $     9,492
Promissory notes net of sinking fund interest income .....         2,539          1,485         10,117          9,323
Financial instruments ....................................            80          5,644            330          5,644
Capital leases ...........................................            62             80            252            292
Operating line of credit .................................            --            358            365          1,895
Long-term bank debt ......................................           669          2,018          3,004         25,432
Income tax reassessments .................................        (1,803)            --         (1,799)        (3,124)
Retroactive Boundary Dam contract settlement .............            --         (2,083)            --         (2,083)
Other ....................................................          (178)           (72)          (102)           (98)
                                                             -----------    -----------    -----------    -----------
Other interest ...........................................        11,626         16,922         54,259         46,773
Subordinated notes .......................................         9,607         13,252         31,769         42,375
                                                             -----------    -----------    -----------    -----------
                                                             $    21,233    $    30,174    $    86,028    $    89,148
                                                             ===========    ===========    ===========    ===========

LUSCAR COAL LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      THREE MONTHS ENDED DECEMBER 31, 2002


6.       OTHER INCOME

Other income consists of the following:



                                                  THREE MONTHS                        YEAR
                                                 ENDED DECEMBER 31               ENDED DECEMBER 31
                                           ----------------------------    ----------------------------
                                               2002            2001            2002           2001
                                           ------------    ------------    ------------    ------------
(in thousands of Canadian dollars)

Settlement for coal conveyor ...........   $    (10,100)   $         --    $    (10,100)   $         --
Net pension plan expense ...............          8,896           1,425           8,101             536
Other expense (income) .................            484          (1,742)         (2,071)         (2,196)
                                           ------------    ------------    ------------    ------------
                                           $       (720)   $       (317)   $     (4,070)   $     (1,660)
                                           ============    ============    ============    ============


On December 31, 2002, LCL settled a legal dispute relating to the engineering, design, manufacture and commissioning of a coal conveyor system at Line Creek mine. $5,100 of the $10,100 settlement is included in accounts receivable at December 31, 2002 and was received subsequent to year end.

Net pension plan expense excludes certain current service and other costs, which are included in cost of sales.